

Kids & Coffee

OFFERING MEMORANDUM

facilitated by



Kids & Coffee, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Kids & Coffee, LLC
State of Organization	CA
Date of Formation	10/12/2022
Entity Type	Limited Liability Company
Street Address	15504 Andorra Way, San Diego CA, 92129
Website Address	www.kidsandcoffee.co

(B) Directors and Officers of the Company

Key Person	Ken Li
Position with the Company Title First Year	Co-Owner 2022
Other business experience (last three years)	- Lead UX Designer - Britive (2021 - 2023) - Product Owner - SAP (2020 - 2020) - Sr User Experience Designer - Rapid7 (2018 - 2020) - Sr UX Visual Designer - Bloomberg LP (2011 - 2018)

Key Person	Sou Man Ho
Position with the Company Title First Year	 Owner 2022
Other business experience (last three years)	• Senior Director of Finance - Juice Media (2018 - Present)

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Ken Li	50%
Sou Man Ho	50%

(D) The Company's Business and Business Plan

Revenue Stream

Our key revenue streams include general admission and memberships (45%) and events and celebrations via our concierge service and event space (25%), and additional services (30%).

- We anticipate opening additional locations within the next five years
- Our admission will be $30/ child include 1 Free adult
- We offer different levels of Event Packages starting from $1,000
- We will offer monthly memberships and also Play Passes
- Healthy drinks, seasonal salads, artisan sandwiches and pastries ranging from $5 - $10 per item.

Our Pledge to the Community

Community is critical to our overall wellbeing. Here are our pledge to the community

- We pledge to collaborate with professionals to offer educational, insightful, and informative sessions to caregivers
- We pledge to offer designated hours to serve disabled, special needs, and underprivileged children
- We pledge to offer livable benefits and wages to our employees including profit sharing and 401k plans with matching contributions
- We pledge to sponsor local non-profit organizations and host fundraisers for causes
- We pledge to offer discounts for veteran, militaries, teachers and their spouses
- We pledge to source our cafe ingredients from local vendors

Location

Carlsbad, CA is a beautiful coastal town along the Pacific Ocean. It is the one of the best places to raise a family in California, and the perfect place to visit for the entire family.

- Home to major attractions such as LEGOLAND California, Carlsbad Flower Fields, sandy beaches and more
- There are a lot of family-friendly restaurants, coffee shops, and parks.
- Carlsbad ranks #5 cities with the Best Public Schools in America
- The city has a strong sense of community, with many events and activities throughout the year.

Our Solution

Kids & Coffee aims to provide a cut-above playground experience. We are the new innovator in this space, carving a better future for modern parents and their children.

- We are partnering with award-winning playground design firms to create stunning play areas and playgrounds inspired by nature that are safe, engaging and a lot of fun.
- Kids' parties are about celebrating milestones and creating memories. From selecting themes to arranging treats, we handle all the details, letting you savor every moment.
- Our cafe will offer swift counter service and a menu featuring wholesome beverages, fresh seasonal salads, artisan sandwiches, and delectable pastries.
- A lounge provides a comfortable spot for parents and caregivers to unwind, enjoy their beverages, and watch their little ones play.
- We offer amenities such as nursing room and quiet room, so caregivers do not need to step away far from the little ones

Current Situation

Safe Playground is important for kids. However, modern day parents live busy lives

- Public playgrounds and schools account for 76% of playground injury. Indoor playgrounds are safer due to paddings and other preventive measures
- 75% of Children are not getting enough playtime according to research
- Nearly all parents (92%) agreed that having safe, reliable childcare is crucial for parents to be able to work
- 56% Parents indicated challenges with having support with parenting from a partner, friend, or family member

Problems of Existing Indoor Playgrounds

Indoor playgrounds are loud, over stimulating and cookiecutter for modern parents and their children.

- Play Designs are a clash of colors with minimal purposes and it does not encourage learning
- Most indoor playground has high noise level which could be overwhelming and chaotic for many people
- Most indoor playground serve below average food and beverage without comfortable seating for adults.
- Traditional playground does not offer the aesthetic elements for modern caregivers

Marketing & Growth Strategy

Kids & Coffee will implement both traditional and digital marketing tools. In addition to print, display, and social media marketing, we'll aim to take an experiential approach to marketing.

- Word of mouth: we'll encourage post sharing and testimonials to generate buzz. Because

parents tend to talk to their friends about their children, we anticipate this being a main lead source.

- Online communities and forums: customer engagement through third party forums and blogs
- Advertising: search ads including SEO and Google AdWords, and social media advertising
- Events and experiences: cause events, community outreach and street activities to create brand related interaction with sponsorship such as cause events, community outreach and street activities.
- Personal selling approach: open houses and an incentive program to generate buzz about our value proposition.

The Team

Ken Li, Co-founder

Dad and entrepreneur with over 17 years of background in user experience design in various industries.

Vivian Ho, Co-founder

Mother and woman in business. Vivian's has over 15 years of hospitality experience and over 10 years of financial operations experience across multiple industries.

Our Story

As fresh working parents, we encountered difficulties in locating well-crafted indoor play areas where we could facilitate our two beautiful daughters' development while managing our work commitments. Realizing the lack of viable alternatives, we embarked on a mission to establish a safe, nature-inspired, and innovative environment. A place where both parents and children can flourish and evolve side by side.

With an experienced team, trusted advisors, and a passion for supporting parents and children in our community, we're excited to open up a community investment round and hope you'll join us.

The Market

Consumer spending is expected to grow over the next five years, benefiting Food & Entertainment Complexes

- According to the US industry report. Food & Entertainment is expected to experience growth as the economy recovers from the coronavirus pandemic and social distancing regulations continue to subside.
- Food & Entertainment Complexes has a revenue of $4.5 Billion and a Profit of $504 Million according to the US industry report

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$60,000
Offering Deadline	February 6, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Equipment	$55,950	$115,630
Mainvest Compensation	$4,050.0000000000005	$8,370
TOTAL	$60,000.0	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.6 - 1.2%[2]
Payment Deadline	2029-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.61%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.6% and a maximum rate of 1.2% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$60,000	0.6%
$76,000	0.8%
$92,000	0.9%
$108,000	1.0%
$124,000	1.2%

[3] To reward early participation, the investors who contribute the first $75,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $75,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Ken Li	50%
Sou Man Ho	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through

regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Forecasted milestones

Kids and Coffee forecasts the following milestones:

- Secured lease in Carlsbad, CA by April, 2023

- Hire for the following positions by March, 2024

    - Operation Manager

    - Lead Child Monitor

    - Lead Barista

- Achieve $1.75m revenue per year by 2025

- Achieve $750k EBITDA per year by 2025

No operating history

Kids and Coffee was established in October, 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other challenges

Kids and Coffee has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

- Decrease in Birth Rate

- Decrease in per capita disposable income

- Business regulation

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,600,000	$2,860,000	$3,060,200	$3,213,210	$3,309,610
Cost of Goods Sold	$625,000	$687,500	$735,625	$772,406	$795,579
Gross Profit	$1,975,000	$2,172,500	$2,324,575	$2,440,804	$2,514,031
EXPENSES					
Rent	$312,741	$320,559	$328,572	$336,786	$345,205
Utilities	$70,000	$71,750	$73,543	$75,381	$77,265
Salaries	$680,000	$748,000	$800,360	$840,378	$865,590
Insurance	$72,000	$73,800	$75,645	$77,536	$79,474
Credit Card Processing Fee	$90,000	$92,250	$94,556	$96,919	$99,341
Repairs & Maintenance	$42,000	$43,050	$44,126	$45,229	$46,359
Legal & Professional Fees	$300,000	$307,500	$315,187	$323,066	$331,142
Office Expense	$53,000	$54,325	$55,683	$57,075	$58,501
Advertising/ Promotion	$72,000	$73,800	$75,645	$77,536	$79,474
Travel & Entertainment	$35,000	$35,875	$36,771	$37,690	$38,632
Operating Profit	$248,259	$351,591	$424,487	$473,208	$493,048

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated

people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V